Amendment

06009335

~~UNITED STATES~~
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5-(A)
PART III

SEC FILE NUMBER
8- 13273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/05 (MM/DD/YY) AND ENDING 04/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERBRO SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

427 BEDFORD ROAD
(No. and Street)

PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 01 2006
DIVISION OF MARKET REGULATION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES GERBER 914-741-2022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL S. SETTLER CPA PC
(Name – *if individual, state last, first, middle name*)

PO BOX 307 (Address) PLEASANTVILLE (City) NY (State) 10570 (Zip Code)

PROCESSED
SEP 22 2006
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/20

OATH OR AFFIRMATION

I, JAMES GERBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GERBRO SECURITIES INC, as of APRIL 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

STEPHEN MALLOY
Notary Public, State Of New York
No. 01MA6068277
Qualified in Westchester County
My Commission Expires 12/31/07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL S. SETTLER, C.P.A., P.C.

Certified Public Accountants
PO BOX 307
PLEASANTVILLE, NY 10570
PHONE: 914- 769-7650 EXT.2 #
FAX: 914-769-0621
EMAIL: SETT2@AOL.COM

Michael S. Settler, CPA
Steven R. Bortniker, CPA
Ed Zajaczkowski, CPA
Addy Silvestri
Marie Wayne

Gerbro Securities, Inc.

We have audited the accompanying consolidated statement of financial condition of Gerbro Securities, Inc., (the Company) as of April 30, 2006, and the related statement of income, changes to stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1984. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards generally require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gerbro Securities, Inc., at April 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Michael S. Settler, CPA, PC
July 26, 2006

Gerbro Securites, Inc
Statement of Changes in Stockholders' Equity
for the Year Ended April 30, 2006

	Capital Stock				Additional	Unrealized		Total
	Preferred		Common		Paid-In	gain on	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Capital	securites	Earnings	Equity
Balance at April 30, 2005		-		$49,119	$40,000	$28,605	$11,971	$129,695
Net income/ (loss)							$ 247	$247
Purchase and retirement of preferred shares								
Dividends on preferred stock								
Net purchase of common shares for Treasury								
Balance at April 30, 2006		$0		$49,119	$40,000	$28,605	$12,218	$129,942

COPY

NASD

VIA CERTIFIED MAIL «7002 2410 0000 6572 3764»

July 17, 2006

James Gerber
Gerbro Securities, Inc.
427 Bedford Rd
Suite 270
Pleasantville NY 10570

Dear Mr. Gerber:

This acknowledges receipt of Gerbro Securities Inc.'s April 30, 2005 annual filing of audited financial statements made pursuant to Securities Exchange Commission (SEC) Rule 17a-5(d). The report as submitted appears to contain the following deficiencies:

> An Accountant's Opinion(s) which covers all of the statements and schedules filed except for the SIPC Supplemental Report and the material inadequacies report pursuant to SEC Rule 17a-5(e)(1)(i).
>
> Statement of Changes in Stockholder's Equity or Partner's or Sole Proprietor's Capital pursuant to SEC Rule 17a-5(d)(2).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section title *SEC Rules & Regulations T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, DC office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

New Jersey District Office
581 Main Street
7th Floor
Woodbridge, NJ
07095

tel 732 596 2000
fax 732 596 2001
www.nasd.com

Please respond to this matter by July 31, 2006. Questions may be addressed to Elena Villar, Senior Compliance Examiner, at (732) 596-2055.

Sincerely,

Catherine Dunn
Staff Supervisor

CD/ev

Enclosure: Form X-17A-5 Part III Facing Page

cc: Tom McGowan, Assistant Director
Office of Financial Responsibility
Securities and Exchange Commission
Division of Market Regulation
450 5th Street, NW
Washington, DC 20549

Michael Settler, Certified Public Accountant
P O Box 307
Pleasantville, NY 10570

Elena Villar, Senior Compliance Examiner